SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2006

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

FRESENIUS MEDICAL CARE AG & Co. KGaA

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except per share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2006	2005	2006	2005
Net revenue:
Dialysis Care	$1,703,866	$1,246,949	$4,628,064	$3,610,057
Dialysis Products	530,459	469,810	1,518,623	1,389,392

	2,234,325	1,716,759	6,146,687	4,999,449

Costs of revenue:
Dialysis Care	1,205,567	914,385	3,312,111	2,665,663
Dialysis Products	277,994	241,275	776,477	706,866

	1,483,561	1,155,660	4,088,588	3,372,529

Gross profit	750,764	561,099	2,058,099	1,626,920

Operating expenses:
Selling, general and administrative	391,403	310,418	1,096,561	891,760
Gain on sale of dialysis clinics	(1,258)	-	(40,233)	-
Research and development	11,814	13,705	37,347	40,096

Operating income	348,805	236,976	964,424	695,064

Other (income) expense:
Interest income	(4,497)	(5,320)	(14,844)	(11,274)
Interest expense	104,071	47,154	269,914	138,035

Income before income taxes and minority interest	249,231	195,142	709,354	568,303
Income tax expense	105,357	78,639	314,401	227,156
Minority interest	4,685	558	10,231	1,727

Net income	$139,189	$115,945	$384,722	$339,420

Basic income per ordinary share	$1.42	$1.19	$3.93	$3.50

Fully diluted income per ordinary share	$1.41	$1.18	$3.91	$3.48

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share and per share data)

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$127,594	$85,077
Trade accounts receivable, less allowance for doubtful accounts of $207,845 in 2006 and $176,568 in 2005	1,792,076	1,469,933
Accounts receivable from related parties	51,399	33,884
Inventories	535,498	430,893
Prepaid expenses and other current assets	416,832	261,590
Deferred taxes	194,591	179,561

Total current assets	3,117,990	2,460,938

Property, plant and equipment, net	1,623,421	1,215,758
Intangible assets	608,240	585,689
Goodwill	6,964,225	3,456,877
Deferred taxes	45,374	35,649
Other assets	307,598	228,189

Total assets	$12,666,848	$7,983,100

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$249,048	$201,317
Accounts payable to related parties	135,906	107,938
Accrued expenses and other current liabilities	1,173,358	838,768
Short-term borrowings	354,653	151,113
Short-term borrowings from related parties	29,871	18,757
Current portion of long-term debt and capital lease obligations	157,211	126,269
Income tax payable	73,712	120,138
Deferred taxes	50,400	13,940

Total current liabilities	2,224,159	1,578,240

Long-term debt and capital lease obligations, less current portion	3,894,543	707,100
Other liabilities	151,687	112,418
Pension liabilities	116,983	108,702
Deferred taxes	335,881	300,665
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,235,718	1,187,864
Minority interest	74,166	14,405

Total liabilities	8,033,137	4,009,394

Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 4,118,960 shares authorized, 1,234,415 issued and outstanding	3,364	74,476
Ordinary shares, no par, €2.56 nominal value, 127,916,240 shares authorized, 97,097,117 issued and outstanding	302,441	229,494
Additional paid-in capital	3,200,752	2,837,144
Retained earnings	1,206,373	975,371
Accumulated other comprehensive loss	(79,219)	(142,779)

Total shareholders’ equity	4,633,711	3,973,706

Total liabilities and shareholders’ equity	$12,666,848	$7,983,100

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	For the nine months ended September 30,
	2006	2005
Operating Activities:
Net income	$384,722	$339,420
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	(880)	-
Depreciation and amortization	221,258	183,299
Change in minority interest	15,506	-
Change in deferred taxes, net	19,324	25,437
Loss on sale of fixed assets and investments	3,344	2,215
Compensation expense related to stock options	11,617	1,108
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	10,148	(38,392)
Inventories	(59,114)	(22,723)
Prepaid expenses, other current and non-current assets	(96,345)	(70,068)
Accounts receivable from / payable to related parties	(4,269)	5,050
Accounts payable, accrued expenses and other current and non-current liabilities	85,993	84,520
Income tax payable	(51,708)	(39,876)
Tax payments related to divestitures and acquisitions	(74,605)	-

Net cash provided by operating activities	464,991	469,990

Investing Activities:
Purchases of property, plant and equipment	(288,205)	(175,449)
Proceeds from sale of property, plant and equipment	15,903	13,581
Acquisitions and investments, net of cash acquired	(4,189,537)	(85,909)
Proceeds from divestitures	506,693	-

Net cash used in investing activities	(3,955,146)	(247,777)

Financing Activities:
Proceeds from short-term borrowings	32,218	37,674
Repayments of short-term borrowings	(27,438)	(61,354)
Proceeds from short-term borrowings related parties	269,920	39,572
Repayments of short-term borrowings related parties	(259,921)	(39,572)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,828 in 2006)	3,965,001	407,801
Repayments of long-term debt and capital lease obligations	(854,968)	(273,303)
Increase (Decrease) of accounts receivable securitization program	193,250	(221,765)
Proceeds from exercise of stock options	47,947	48,615
Proceeds from conversion of preference shares into ordinary shares	306,759	-
Dividends paid	(153,720)	(137,487)
Change in minority interest	(7,347)	1,337

Net cash provided by (used in) financing activities	3,511,701	(198,482)

Effect of exchange rate changes on cash and cash equivalents	20,971	(2,820)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	42,517	20,911
Cash and cash equivalents at beginning of period	85,077	58,966

Cash and cash equivalents at end of period	$127,594	$79,877

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity

(in thousands, except share data)

	For the nine months ended September 30, 2006 (unaudited) and year ended December 31, 2005
	Preference Shares		Ordinary Shares			Accumulated other comprehensive income (loss)
	Number of shares	No par value	Number of shares	No par value	Additional paid in capital	Retained earnings (deficit)	Foreign currency translation	Cash Flow Hedges	Minimum Pension Liability	Total

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

Proceeds from exercise of options and related tax effects	1,466,093	4,598			81,973					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation adjustment							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706

Proceeds from exercise of options and related tax effects	101,658	325	467,695	1,510	46,112					47,947
Proceeds from conversion of preference shares into ordinary shares	(26,629,422)	(71,437)	26,629,422	71,437	306,759					306,759
Compensation expense related to stock options					11,617					11,617
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(880)					(880)
Comprehensive income (loss)
Net income						384,722				384,722
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								16,104		16,104
Foreign currency translation adjustment							47,456			47,456

Comprehensive income										448,282

Balance at September 30, 2006	1,234,415	$3,364	97,097,117	$302,441	$3,200,752	$1,206,373	$(58,729)	$35,068	$(55,558)	$4,633,711

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.  The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease. The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services, hemoperfusion, therapeutic apheresis and other services under contract to hospitals. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.

On March 31, 2006, the Company completed its acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price approximating $4,154,608. See Note 3 Acquisitions and Divestitures for a discussion of this transaction.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a)  Principles of Consolidation

The consolidated financial statements at September 30, 2006 and for the three- and nine-month periods ended September 30, 2006 and 2005 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2005 Annual Report on Form 20-F/A. The consolidated financial statements include all companies in which the Company has legal or effective control. The operating results of RCG are included in the Company’s consolidated financial statements from April 1, 2006. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and nine-month periods ended September 30, 2006 are not necessarily indicative of the results of operations for the year ending December 31, 2006.

b)  Classifications

Certain items in the prior quarters and prior year’s consolidated financial statements have been reclassified to conform with the current period’s presentation. The reclassifications include $31,471 and $91,642 for the three- and nine-month periods ending September 30, 2005, respectively, relating to rents for clinics which were removed from selling, general and administrative operating expenses for the International Segment and included in its cost of revenue for Dialysis Care for consistency with the Company’s other operating segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

c)  Accounting Changes – Standards Implemented

Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective method (see Note 7). The following table illustrates the effect on net income and earnings per share for the three- and nine-month periods ending September 30, 2005 if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	For the Three months ended September 30,	For the Nine months ended September 30,
	2005	2005
Net income:
As reported	$115,945	$339,420
Add: Stock-based employee compensation expense included in reported net income, net of tax effects	276	1,108
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,953)	(5,898)

Pro forma	$114,268	$334,630

Basic net income per:
Ordinary share
As reported	$1.19	$3.50
Pro forma	$1.18	$3.45
Preference share
As reported	$1.21	$3.56
Pro forma	$1.19	$3.51

Fully diluted net income per:
Ordinary share
As reported	$1.18	$3.48
Pro forma	$1.16	$3.42
Preference share
As reported	$1.20	$3.53
Pro forma	$1.18	$3.48

2.  Transformation of Legal Form and Conversion of Preference Shares

On February 10, 2006, the Company completed a transformation of its legal form under German law as approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. As used in the notes to these financial statements, the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADSs”)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $306,759 in premiums from the holders upon the conversion of their preference shares net of costs of $1,897. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.

The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preferences shares, therefore, no further reductions or benefits in the Company’s financial statements were recorded. Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.

Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share on August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.

The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. The total costs of the settlement were estimated to be approximately $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the estimated settlement costs as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of all ex gratia payments and all payments to shareholders who voted against the conversion proposal and who filed written claims in a timely fashion incurred in the settlement were

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

$6,455. The difference of $880 was recorded as a Selling, General and Administrative expense reduction and a reduction in Additional Paid in Capital in Shareholders’ Equity during the period ending September 30, 2006.

As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC-AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. Additionally, Management AG undertook in the settlement to provide data on the individual remuneration of its management board members in accordance with the German Commercial Code commencing with remuneration paid for the year ending December 31, 2006.

3.  Acquisitions and Divestitures

RCG Acquisition

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4,154,608 for all of the outstanding common stock and the retirement of RCG stock options which generated an approximate $60,000 tax receivable. The purchase price included the concurrent repayment of approximately $657,769 indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary allocation of the purchase price is based upon the best information available to management. Any adjustments to the preliminary allocation, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill.

The preliminary purchase price allocation is as follows:

Current assets	$726,643
Property, plant and equipment	306,661
Intangible assets and other assets	73,836
Goodwill	3,479,769
Accounts payable, accrued expenses and other current liabilities	(274,491)
Income tax payable and deferred taxes	(75,100)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(78,828)

Total allocation of acquistion cost	$4,154,608

In connection with the Company’s RCG Acquisition, the Company performed a detailed review of the identification of intangible assets related to its dialysis clinic operations in the United States. In connection with this review, the Company considered the conditions for recognition as an intangible asset

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

apart from goodwill and practices in the dialysis care industry. The amortizable intangible assets acquired included $67,400 for non-compete agreements, and $3,500 for acute care agreements. As a result of this review the Company concluded that its past practice of identifying a separate intangible asset associated with “patient relationships” should be discontinued. Accordingly, the carrying amount of patient relationships that had been identified as separate intangible assets in prior business combinations involving clinics in the U.S. and related income tax effects have been reallocated to goodwill. These changes result in an increase of goodwill as of January 1, 2006 of $35,240, a corresponding decrease of intangible assets of $37,319 and deferred income tax liabilities of $2,079. The amortization recorded in prior periods on such intangible assets that should have been included in goodwill did not result in a material understatement of the Company’s results of operations for any prior period and the aggregate effect does not materially understate the Company’s shareholders’ equity.

The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006.

Divestitures

The Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 30, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. The Company received cash consideration of $506,693, net of related expenses, for all centers divested, subject to customary post-closing adjustments. The income of $40,233 on the sale of the legacy clinics was recorded in income from operations. The carrying values for tax basis for the legacy clinics were lower than the book values which resulted in taxes of $44,605. Due to this difference between tax and book values, the divestiture of the legacy clinics resulted in a loss of $4,372. There was no gain or loss on the sale of the RCG clinics. However, due to the tax basis for the RCG clinics, a $90,000 tax liability was generated and paid at the time of the divestiture of those clinics. The tax liabilities on the divestiture of the legacy clinics of $44,605 and the divested RCG clinics of $90,000, partially offset by the tax receivable related to the retirement of RCG’s stock options of $60,000, generated a tax payment of $74,605 during the nine month period ending September 30, 2006.

The Company will continue to treat patients in the same markets and will sell products to DSI under the terms of a supply agreement that continues through March 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Pro Forma Financial Information

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the divestitures described above had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods. The proforma earnings are lower than the Company’s reported earnings for the respective periods as the proforma earnings reflect the full debt financing of the RCG Acquisition and the related interest expense but does not include the cost savings and economics of scale that are expected to be achieved in conjunction with the acquisition.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Pro forma net revenue	$2,234,325	$2,025,666	$6,457,222	$5,898,931

Pro forma net income	138,428	113,361	382,147	316,098

Pro forma net income per ordinary share:
Basic	1.41	1.17	3.90	3.26
Fully Diluted	1.40	1.15	3.88	3.23

Other Acquisitions

The Company made other acquisitions for dialysis centers in the normal course of its operations for the nine-month period ending September 30, 2006 totaling $48,958 of which $44,347 was paid in cash.

The assets and liabilities of all acquisitions were recorded at their estimated fair market values at the dates of the acquisitions and are included in the Company’s financial statements and operating results from the effective date of acquisition.

4.  Inventories

As of September 30, 2006 and December 31, 2005, inventories consisted of the following:

	September 30, 2006	December 31, 2005

Raw materials and purchased components	$107,267	$88,797
Work in process	39,887	32,763
Finished goods	286,878	233,743
Health care supplies	101,466	75,590

Inventories	$535,498	$430,893

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

5.  Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of September 30, 2006 and December 31, 2005, short-term borrowings and short-term borrowings from related parties consisted of the following:

	September 30, 2006	December 31, 2005
Borrowings under lines of credit	$67,403	$57,113
Accounts receivable facility	287,250	94,000

Short-term borrowings	354,653	151,113
Short-term borrowings from related parties	29,871	18,757

Short-term borrowings including related parties	$384,524	$169,870

Short-Term Borrowings from related parties

In conjunction with the RCG acquisition (See Note 3), on March 31, 2006, the Company, through various direct and indirect subsidiaries, entered into an Amended and Restated Subordinated Loan Note (the “Note”) with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, the Company or its subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and re-borrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term.

All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Company’s consolidated leverage ratio, as defined in the 2006 Credit Agreement (See Note 6). Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the Company.

Advances were made on March 31, 2006 in the amount of $240,000 with an interest rate of 5.7072% in conjunction with the RCG acquisition (See Note 3) and were fully repaid in April and May 2006.

On September 29, 2006, the Company received an advance of $10,000 at 5.3% interest which was repaid on October 4, 2006. On September 30, 2006, the Company received an advance of $18,357 (€14,500) at 4.242% interest which was repaid on October 31, 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

6.  Long-term Debt and Capital Lease Obligations

At September 30, 2006 and December 31, 2005, long-term debt and capital lease obligations consisted of the following:

	September 30, 2006	December 31, 2005
Senior Credit Agreement	$3,567,850	$470,700
Euro Notes	253,200	235,940
EIB Agreement	164,618	48,806
Capital lease obligations	8,278	4,596
Other	57,808	73,327

	4,051,754	833,369
Less current maturities	(157,211)	(126,269)

	$3,894,543	$707,100

2006 Credit Agreement

The Company entered into a new $4,600,000 syndicated credit facility (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit facility (the “2003 Credit Agreement”). The new credit facility consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Credit Agreement requires 20 quarterly payments of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility that began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.

Interest on the new credit facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $30,000 cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).

In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.

The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a limitation on dividends and other restricted payments which is $240,000 for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of $153,720 in May of 2006 which was in compliance with the restrictions set forth in the 2006 Credit Agreement. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of September 30, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.

In conjunction with the 2006 Credit Agreement and the related variable rate based interest payments, the Company entered into interest rate swaps in the notional amount of $2,465,000. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR-based interest payments into fixed rate based interest payments which fix the interest rate on $2,465,000 of the financing under the new 2006 Credit Agreement at 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Credit Agreement which will be amortized over the life of the 2006 Credit Agreement and wrote off approximately $14,735 in unamortized fees related to its prior 2003 Credit Agreement at March 31, 2006.

European Investment Bank Agreements

On June 15, 2006, in connection with the European Investment Bank (“EIB”) agreements entered into on July 13, 2005, the Company borrowed an additional $115,812 (€90,000) from the revolving credit line which terminates on July 12, 2013. This loan from the revolving credit line bears variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert into fixed rates. The loan is secured by a bank guarantee and has customary covenants. At September 30, 2006 the amounts outstanding under the revolving credit line and the term loan were $115,812 and $48,806, respectively.

7.  Stock Options

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R (revised 2004) (“FAS 123(R)”), Share-Based Payment (“SBP”) using the modified prospective transition method. Under this transition method, compensation cost recognized in the nine-month period ended September 30, 2006, includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

with the new provisions of FAS 123(R)). As a result of the adoption of this standard, the Company incurred compensation costs of $10,174 which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25 and is included in its total compensation expense of $11,617 for the period ending September 30, 2006. There were no capitalized compensation costs during the period. The Company also recorded a related deferred income tax of $3,194 for the period.

Stock Option Plans

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of the Company’s annual general meeting with a conditional capital increase up to €12,800 subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €2.56 each. Under the 2006 Plan, up to five million options can be issued, each of which can be exercised to obtain one ordinary share, with up to one million options designated for members of the Management Board of Management AG, the Company’s General Partner, up to one million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to three million options designated for managerial staff members of the Company and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner will have such authority with respect to all other participants in the 2006 Plan.

Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of Company’s ordinary shares during the last 30 calendar days prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. Options granted are subject to success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period.

On July 31, 2006, the Company awarded 762,730 options, including 132,800 to members of the Management Board of Management AG, at an exercise price of $115.81 (€91.48), a fair value of $37.56 (€29.67) each and a total fair value of $28,648, which will be amortized over the three year vesting period.

Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Other stock option plans

At September 30, 2006, the Company has awards outstanding under the terms of various stock-based compensation plans. Including the awards issued under the 2006 Plan, the Management Board members of Management AG, the general partner of the Company, held 548,197 stock options for ordinary shares and other employees of the Company held 2,570,615 stock options for ordinary shares and 125,427 stock options for preference shares as of September 30, 2006.

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan.

In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares. Holders of 234,311 options elected not to convert. Holders of 3,863,470 options converted resulting in 2,849,318 options for ordinary shares (See Note 2). The Table below provides reconciliations for options outstanding at September 30, 2006, as compared to December 31, 2005 taking in consideration the conversion, options exercised and forfeited. There were no options granted under the 2001 Plan during the nine months period ending September 30, 2006. The 2001 Plan was replaced in May 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

The following table provides a summary of the activity during the period ending September 30, 2006 for all plans.

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Exercise Price
		€	US-$

Balance at December 31, 2005	4,103	47.88	60.62
Forfeited prior to conversion	5	41.00	51.91

Eligible for conversion	4,098	47.94	60.69
Options not converted	235	49.18	62.27

Options converted	3,863
Reduction due to impact of conversion ratios	1,014

Balance of options outstanding after conversion into ordinary shares as of February 10, 2006	2,849	64.22	81.32

Granted	763	91.48	115.81
Exercised	468	61.08	77.32
Forfeited	25	69.56	88.07

Balance at September 30, 2006 (ordinary shares)	3,119	71.32	90.30

Reconciliation of options for preference shares

Balance of options not converted as of February 10, 2006	235	49.18	62.27

Exercised	102	49.85	63.11
Forfeited	8	50.61	64.07

Balance at September 30, 2006 (preference shares)	125	48.56	61.48

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at September 30, 2006:

Fully Vested Outstanding and Exercisable Options
	Number of Options (in thousands)	Weighted average remaining contractual life	Weighted average exercise price €	Weighted average exercise price US-$	Aggregate intrinsic value €	Aggregate intrinsic value US-$

Options for preference shares	72	3.87	44.07	55.79	3,693	4,675

Options for ordinary shares	855	5.02	57.77	73.14	38,469	48,702

Fair Value Information

The Company used the binomial option-pricing Model in determining the fair value of the awards under the 2006 Plan. The Company’s determination of the fair value of grants prior to the 2006 Plan is based on the Black-Scholes option-pricing Model. The assumptions used to determine the fair value are as follows:

Assumptions at Grant Date July 31, 2006
Expected dividend yield	1.64%
Risk-free interest rate	3.78%
Expected volatitlity	30.05%
Expected term	7 years
Exercise price	€ 91.48	(US-$	115.81)

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Prior to the adoption of the 2006 Plan, the Black-Scholes option-pricing model was utilized in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries and discussions with third parties with valuation experience. The Company’s stock options may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option.

At September 30, 2006, there was $40,510 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.7 years. The table below provides a reconciliation of the Company’s unvested outstanding options:

Nonvested Options to Acquire Ordinary Shares Issued Under all plans

	Options (in thousands)	Weighted-average Grant-Date Fair Value €	Weighted-average Grant-Date Fair Value US-$

Nonvested at January 1, 2006	-	-	-

Nonvested at February 10, 2006	1,870	19.73	24.97
Granted	763	29.67	37.56
Vested	419	16.27	20.60
Forfeited	23	20.86	26.40

Nonvested at September 30, 2006	2,191	23.84	30.18

Nonvested Options to Acquire Preference Shares Issued Under all plans

	Options (in thousands)	Weighted-average Grant-Date Fair Value €	Weighted-average Grant-Date Fair Value US-$

Nonvested at January 1, 2006	2,566	14.84	18.79

Nonvested Options not converted	76	14.94	18.91
Nonvested Options converted to options for ordinary shares	2,490
Reduction due to impact of conversion ratios	620
Balance of options for ordinary shares after conversion as of February 10, 2006	1,870	19.73	24.97

Nonvested at February 10, 2006	76	14.94	18.91
Vested	17	11.72	14.83
Forfeited	5	15.49	19.61

Nonvested at September 30, 2006	54	15.90	20.13

During the period ended September 30, 2006, the company received $42,005 from the exercise of stock options. The intrinsic value of options exercised for the three- and nine-month periods ended September 30, 2006 were $17,219 and $24,115, respectively and for the same periods in 2005 were $15,391 and $17,212, respectively. A related tax benefit to the Company of $5,942 for the nine-month period ending September 30, 2006 was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities. During the nine-month period ending September 30, 2006, 419,227

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

options for ordinary shares, having a total fair value of $8,636, vested. During the same period, 17,045 options for preference shares, having a total fair value of $252, vested.

8.  Earnings Per Share

Basic and fully diluted income per preference share for the three- and nine-month periods ending September 30, 2006 is as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2006	2005	2006	2005

Basic income per preference share	$1.44	$1.21	$3.98	$3.56

Fully diluted income per preference share	$1.43	$1.20	$3.96	$3.53

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2006 and 2005.

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Numerators:
Net income	$139,189	$115,945	$384,722	$339,420
less:
Dividend preference on preference shares	24	493	66	1,495

Income available to all classes of shares	$139,165	$115,452	$384,656	$337,925

Denominators:
Weighted average number of:
Ordinary shares outstanding	96,962,763	70,000,000	96,789,175	70,000,000
Preference shares outstanding	1,216,996	26,797,112	1,182,811	26,421,404

Total weighted average shares outstanding	98,179,759	96,797,112	97,971,986	96,421,404
Potentially dilutive ordinary shares	456,541	-	395,995	-
Potentially dilutive preference shares	66,342	1,073,154	78,355	756,792

Total weighted average ordinary shares outstanding assuming dilution	97,419,304	70,000,000	97,185,170	70,000,000
Total weighted average preference shares outstanding assuming dilution	1,283,338	27,870,266	1,261,166	27,178,196

Basic income per ordinary share	$1.42	$1.19	$3.93	$3.50
Plus preference per preference shares	0.02	0.02	0.05	0.06

Basic income per preference share	$1.44	$1.21	$3.98	$3.56

Fully diluted income per ordinary share	$1.41	$1.18	$3.91	$3.48
Plus preference per preference shares	0.02	0.02	0.05	0.05

Fully diluted income per preference share	$1.43	$1.20	$3.96	$3.53

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

9.  Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”) contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2006. FMCH made $631 and $10,910 in contributions in the three- and nine-month periods ending September 30, 2006, respectively. The Company does not expect to make any additional voluntary contributions for the remainder of 2006. The following table provides the calculations of net periodic benefit cost for the three-and nine-month periods ended September 30, 2006 and 2005.

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Components of net periodic benefit cost:
Service cost	$2,073	$1,178	$6,106	$3,794
Interest cost	4,232	3,129	12,624	11,129
Expected return on plan assets	(3,840)	(1,909)	(11,520)	(8,079)
Amortization unrealized losses	2,125	1,350	6,448	4,550
Amortization of prior service cost	54		157

Net periodic benefit cost	$4,644	$3,748	$13,815	$11,394

10.  Commitments and Contingencies

Legal Proceedings

Commercial Litigation

The Company was originally formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

Other Litigation and Potential Exposures

RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the sale of RCG to FMCH and in connection with improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. The Company anticipates that the individual defendants may seek to claim indemnification from RCG. The Company is unable at this time to assess the merits of any such claim for indemnification.

FMCH and its subsidiaries, including RCG prior to the Company’s acquisition of RCG, received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

FMCH and its subsidiaries, including RCG prior to the Company’s acquisition of RCG, have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.

RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.  Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services, hemoperfusion, therapeutic apheresis and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and the products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three- and nine-month periods ended September 30, 2006 and 2005 is set forth below, RCG’s operations are included commencing April 1, 2006.

	North America	International	Corporate	Total
Nine months ended September 30, 2006

Net revenue external customers	$4,367,238	$1,779,449	$-	$6,146,687
Inter - segment revenue	860	43,972	(44,832)	-

Total net revenue	4,368,098	1,823,421	(44,832)	6,146,687

Depreciation and amortization	(137,035)	(83,138)	(1,085)	(221,258)
Operating income	704,274	317,583	(57,433)	964,424
Segment assets (1)	10,021,911	2,529,720	115,217	12,666,848
Capital expenditures and acquisitions (2)	4,376,936	100,681	124	4,477,741

Nine months ended September 30, 2005
Net revenue external customers	$3,383,253	$1,616,196	$-	$4,999,449
Inter - segment revenue	1,120	39,031	(40,151)	-

Total net revenue	3,384,373	1,655,227	(40,151)	4,999,449

Depreciation and amortization	(104,398)	(77,465)	(1,436)	(183,299)
Operating income	470,908	261,370	(37,214)	695,064
Segment assets	5,589,972	2,291,843	87,098	7,968,913
Capital expenditures and acquisitions (3)	156,986	104,318	54	261,358

Three months ended September 30, 2006
Net revenue external customers	$1,613,083	$621,242	$-	$2,234,325
Inter - segment revenue	261	16,828	(17,089)	-

Total net revenue	1,613,344	638,070	(17,089)	2,234,325

Depreciation and amortization	(50,507)	(28,567)	(342)	(79,416)
Operating income	257,179	113,115	(21,489)	348,805
Capital expenditures and acquisitions	92,739	31,624	75	124,438

Three months ended September 30, 2005
Net revenue external customers	$1,168,116	$548,643	$-	$1,716,759
Inter - segment revenue	515	13,056	(13,571)	-

Total net revenue	1,168,631	561,699	(13,571)	1,716,759

Depreciation and amortization	(35,809)	(25,701)	(461)	(61,971)
Operating income	167,407	87,201	(17,632)	236,976
Capital expenditures and acquisitions	64,762	40,304	1	105,067

(1) Segment assets of North America include the goodwill of RCG of $3,479,769 as of September 30, 2006.

(2) International acquisitions exclude $4,611 of non-cash acquisitions for 2006.

North America acquisitions include $4,145,190 at September 30, 2006, of the total $4,154,608 purchase price of RCG.

(3) International acquisitions exclude $6,150 of non-cash acquisitions in 2005

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Reconciliation of Measures to Consolidated Totals
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Total operating income of reporting segments	370,294	254,608	1,021,857	732,278
Corporate expenses	(21,489)	(17,632)	(57,433)	(37,214)
Interest expense	(104,071)	(47,154)	(269,914)	(138,035)
Interest income	4,497	5,320	14,844	11,274

Total income before income taxes and minority interests	$249,231	$195,142	$709,354	$568,303

12.  Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended September 30,
	2006	2005
Supplementary cash flow information:
Cash paid for interest	$275,451	$142,782

Cash paid for income taxes	$365,499	$231,055

Cash inflow for income taxes from stock option exercises	$5,942	$-

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$4,670,239	$112,838
Liabilities assumed	(355,862)	(24,340)
Minorities	(56,294)	5,017
Notes assumed in connection with acquisition	(4,611)	(6,150)

Cash paid	4,253,472	87,365
Less cash acquired	63,935	1,456

Net cash paid for acquisitions	$4,189,537	$85,909

13. Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Subsidiary Guarantors. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of September 30, 2006 and December 31, 2005 and for the nine-months ended September 30, 2006 and 2005, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the nine months period ended September 30, 2006
	FMC - AG & Co. KGaA	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
		D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$-	$1,252,862	$-	$5,973,411	$(1,079,586)	$6,146,687
Cost of revenue	-	929,798	-	4,228,935	(1,070,145)	4,088,588

Gross profit	-	323,064	-	1,744,476	(9,441)	2,058,099

Operating (income) expenses:
Selling, general and administrative	66,033	111,789	10,023	930,546	(21,830)	1,096,561
Gain on sale of legacy clinics	-	-	-	(40,233)	-	(40,233)
Research and development	-	27,185	-	10,162	-	37,347

Operating (loss) income	(66,033)	184,090	(10,023)	844,001	12,389	964,424

Other (income) expense:
Interest, net	19,996	11,177	134,803	88,107	987	255,070
Other, net	(492,446)	107,952	(322,744)	-	707,238	-

Income before income taxes and minority interest	406,417	64,961	177,918	755,894	(695,836)	709,354
Income tax expense (benefit)	21,695	66,419	(57,930)	280,319	3,898	314,401

Income (loss) before minority interest	384,722	(1,458)	235,848	475,575	(699,734)	394,953
Minority interest	-	-	-	-	10,231	10,231

Net income (loss)	$384,722	$(1,458)	$235,848	$475,575	$(709,965)	$384,722

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2005
	FMC - AG & Co. KGaA	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
		D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$-	$790,620	$-	$5,168,505	$(959,676)	$4,999,449
Cost of revenue	-	489,617	-	3,830,122	(947,210)	3,372,529

Gross profit	-	301,003	-	1,338,383	(12,466)	1,626,920

Operating (income) expenses:
Selling, general and administrative	2,289	106,478	-	674,009	108,984	891,760
Research and development	2,479	27,268	-	10,349	-	40,096

Operating (loss) income	(4,768)	167,257	-	654,025	(121,450)	695,064

Other (income) expense:
Interest, net	25,886	9,544	38,731	80,837	(28,237)	126,761
Other, net	(381,942)	98,636	(203,653)	-	486,959	-

Income before income taxes and minority interest	351,288	59,077	164,922	573,188	(580,172)	568,303
Income tax expense (benefit)	11,868	57,778	(15,492)	218,330	(45,328)	227,156

Income (loss) before minority interest	339,420	1,299	180,414	354,858	(534,844)	341,147
Minority interest	-	-	-	-	1,727	1,727

Net income (loss)	$339,420	$1,299	$180,414	$354,858	$(536,571)	$339,420

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2006
	FMC - AG & Co. KGaA	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
		D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$1	$-	$-	$126,086	$1,507	$127,594
Trade accounts receivable, less allowance for doubtful accounts	-	105,543	-	1,686,533	-	1,792,076
Accounts receivable from related parties	1,345,552	427,053	275,200	1,473,109	(3,469,515)	51,399
Inventories	-	133,331	-	468,085	(65,918)	535,498
Prepaid expenses and other current assets	15,368	20,854	100	383,551	(3,041)	416,832
Deferred taxes	4,091	-	-	163,216	27,284	194,591

Total current assets	1,365,012	686,781	275,300	4,300,580	(3,509,683)	3,117,990

Property, plant and equipment, net	192	91,789	-	1,576,102	(44,662)	1,623,421
Intangible assets	954	11,944	-	595,342	-	608,240
Goodwill	-	3,083	-	6,961,142	-	6,964,225
Deferred taxes	-	6,787	-	29,153	9,434	45,374
Other assets	4,965,329	870,860	5,908,759	(945,498)	(10,491,852)	307,598

Total assets	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

Current liabilities:
Accounts payable	$116	$16,185	$-	$232,747	$-	$249,048
Accounts payable to related parties	1,185,685	229,210	918,451	2,135,302	(4,332,742)	135,906
Accrued expenses and other current liabilities	25,604	100,639	9,296	1,031,033	6,786	1,173,358
Short-term borrowings	1	-	-	354,652	-	354,653
Short-term borrowings from related parties	18,357	8,801	-	11,514	(8,801)	29,871
Current portion of long-term debt and capital lease obligations	1,039	253	137,500	18,419	-	157,211
Income tax payable	5,855	-	-	56,701	11,156	73,712
Deferred taxes	-	4,874	-	14,083	31,443	50,400

Total current liabilities	1,236,657	359,962	1,065,247	3,854,451	(4,292,158)	2,224,159

Long term debt and capital lease obligations, less current portion	409,858	380	2,370,879	4,883,888	(3,770,462)	3,894,543
Long term borrowings from related parties	3,992	196,536	-	-	(200,528)	-
Other liabilities	22,981	11,813	-	110,026	6,867	151,687
Pension liabilities	3,289	89,432	-	24,262	-	116,983
Deferred taxes	20,999	-	-	261,274	53,608	335,881
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	-	-	-	1,235,718	-	1,235,718
Minority interest	-	-	7,412	66,754	-	74,166

Total liabilities	1,697,776	658,123	3,443,538	10,436,373	(8,202,673)	8,033,137

Shareholders’ equity:	4,633,711	1,013,121	2,740,521	2,080,448	(5,834,090)	4,633,711

Total liabilities and shareholders’ equity	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2005
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FMC - AG & Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Current assets:
Cash and cash equivalents	$1	$26	$-	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	-	108,426	-	1,361,507	-	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	-	113,359	-	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	-		-	163,975	15,586	179,561

Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938

Property, plant and equipment, net	157	86,386	-	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	-	572,499	-	585,689
Goodwill	-	3,227	-	3,453,650	-	3,456,877
Deferred taxes	-	4,562	-	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189

Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$-	$187,897	$-	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	-	-	151,080	-	151,113
Short-term borrowings from related parties	18,757	1,752	-	-	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	-	126,269
Income tax payable	15,106	-	-	81,593	23,439	120,138
Deferred taxes	2,489	3,735	-	34,266	(26,550)	13,940

Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240

Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	-	-	(184,671)	-
Other liabilities	419	5,013	-	89,112	17,874	112,418
Pension liabilities	2,578	75,880	-	42,680	(12,436)	108,702
Deferred taxes	29,732	-	-	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	-	-	-	1,187,864	-	1,187,864
Minority interest	-	-	7,412	-	6,993	14,405

Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394

Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706

Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the nine months period ended September 30, 2006
	FMC - AG & Co. KGaA	Guarantor Subsidiaries		Non-Guarantor		Combining	Combined
		D-GmbH	FMCH	Subsidiaries		Adjustment	Total
Operating Activities:
Net income (loss)	$384,722	$(1,458)	$235,848	$475,575		$(709,965)	$384,722
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(312,268)	-	(322,744)	-		635,012	-
Settlement of shareholder proceedings	-		-	-		(880)	(880)
Depreciation and amortization	1,085	21,551	-	209,758		(11,136)	221,258
Change in minority interest	-		-	-		15,506	15,506
Change in deferred taxes, net	(14,424)	(1,008)	-	(2,589)		37,345	19,324
Loss on sale of fixed assets and investments	40		-	3,220		84	3,344
Compensation expense related to stock options	11,617		-	-		-	11,617
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	3,240	-	6,908		-	10,148
Inventories	-	(9,964)	-	(58,786)		9,636	(59,114)
Prepaid expenses and other current and non-current assets	28,987	(7,234)	21,707	(107,405)		(32,400)	(96,345)
Accounts receivable from/ payable to related parties	(16,739)	(14,161)	33,762	(29,502)		22,371	(4,269)
Accounts payable, accrued expenses and other current and non-current liabilities	(5,095)	23,251	8,521	50,455		8,861	85,993
Income tax payable	(10,180)		(57,930)	6,364		10,038	(51,708)
Tax payments related to divestitures and acquisitions	-	-	-	(74,605)		-	(74,605)

Net cash provided by (used in) operating activities	67,745	14,217	(80,836)	479,393	-	(15,528)	464,991

Investing Activities:
Purchases of property, plant and equipment	(155)	(19,463)	-	(277,442)		8,855	(288,205)
Proceeds from sale of property, plant and equipment	102	337	-	15,464		-	15,903
Disbursement of loans to related parties	(365,635)	109	(2,937,275)	-		3,302,801	-
Acquisitions and investments, net of cash acquired	(17,771)	(743)	-	(4,196,510)		25,487	(4,189,537)
Proceeds from divestitures	-	-	-	506,693		-	506,693

Net cash (used in) provided by investing activities	(383,459)	(19,760)	(2,937,275)	(3,951,795)	-	3,337,143	(3,955,146)

Financing Activities:
Short-term borrowings, net	(1,777)	6,387	-	10,169		-	14,779
Long-term debt and capital lease obligations, net	108,127	(871)	1,768,501	4,537,077		(3,302,801)	3,110,033
Increase of accounts receivable securitization program	-	-	-	193,250		-	193,250
Proceeds from exercise of stock options	42,005	-	-	5,942		-	47,947
Proceeds from conversion of preference shares into ordinary shares	306,759	-	-	-		-	306,759
Dividends paid	(153,720)	-		(1,377)		1,377	(153,720)
Capital Increase	-	-	1,250,000	(1,231,671)		(18,329)	-
Change in minority interest	-	-	(390)	(6,957)		-	(7,347)

Net cash provided by (used in) financing activities	301,394	5,516	3,018,111	3,506,433	-	(3,319,753)	3,511,701

Effect of exchange rate changes on cash and cash equivalents	14,320	1	-	7,005		(355)	20,971

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	-	(26)	-	41,036		1,507	42,517
Cash and cash equivalents at beginning of period	1	26	-	85,050		-	85,077

Cash and cash equivalents at end of period	$1	$-	$-	$126,086		$1,507	$127,594

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the nine months period ended September 30, 2005
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FMC - AG & Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total
Operating Activities:
Net income (loss)	$339,420	$1,299	$180,414	$354,858	$(536,571)	$339,420
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(211,017)	-	(203,653)	-	414,670	-
Depreciation and amortization	1,436	21,581	-	171,541	(11,259)	183,299
Change in deferred taxes, net	4,153	549	-	11,248	9,487	25,437
(Gain) loss on investments	(42,030)	-	-	-	42,030	-
Loss on sale of fixed assets	-	219	-	1,996	-	2,215
Compensation expense related to stock options	1,108	-	-	-	-	1,108
Cash (outflow) inflow from hedging	-	(541)	-	541	-	-
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	(12,012)	-	(26,380)	-	(38,392)
Inventories	-	(10,100)	-	(19,606)	6,983	(22,723)
Prepaid expenses and other current and non-current assets	17,956	(5,184)	2,535	(138,471)	53,096	(70,068)
Accounts receivable from/ payable to related parties	(43,490)	(23,789)	27,926	53,499	(9,096)	5,050
Accounts payable, accrued expenses and other current and non-current liabilities	(918)	42,091	368	31,599	11,380	84,520
Income tax payable	(36,048)	353	(15,492)	11,311	-	(39,876)

Net cash provided by (used in) operating activities	30,570	14,466	(7,902)	452,136	(19,280)	469,990

Investing Activities:
Purchases of property, plant and equipment	(79)	(16,028)	-	(174,657)	15,315	(175,449)
Proceeds from sale of property, plant and equipment	-	1,073	-	12,508	-	13,581
Disbursement of loans to related parties	(66,584)	95	(10,708)	-	77,197	-
Acquisitions and investments, net of cash acquired	(16,135)	-	-	(85,832)	16,058	(85,909)

Net cash (used in) provided by investing activities	(82,798)	(14,860)	(10,708)	(247,981)	108,570	(247,777)

Financing Activities:
Short-term borrowings, net	-	1,422	-	(25,102)	-	(23,680)
Long-term debt and capital lease obligations, net	139,104	(1,060)	19,000	54,651	(77,197)	134,498
Decrease of accounts receivable securitization program	-	-	-	(221,765)	-	(221,765)
Proceeds from exercise of stock options	48,615	-	-	-	-	48,615
Dividends paid	(137,487)	-	-	(1,966)	1,966	(137,487)
Capital Increase of Non-Guarantor-Subsidiaries	-	-	-	16,059	(16,059)	-
Change in minority interest	-	-	(390)	-	1,727	1,337

Net cash provided by (used in) financing activities	50,232	362	18,610	(178,123)	(89,563)	(198,482)

Effect of exchange rate changes on cash and cash equivalents	(155)	-	-	(2,938)	273	(2,820)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(32)	-	23,094	-	20,911
Cash and cash equivalents at beginning of period	2,152	32	-	56,782	-	58,966

Cash and cash equivalents at end of period	$1	$-	$-	$79,876	$-	$79,877

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of our operations in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our annual Report on Form 20-F/A for the year ended December 31, 2005.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “outlook” and similar expressions are generally intended to identify forward looking statements. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in our Annual Report on Form 20-F/A for the year ended December 31, 2005 in the “Risk Factors” section, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	litigation and regulatory compliance risks;

•	investigations by federal and state regulatory and enforcement agencies;

•	dependence on government reimbursements for dialysis services;

•	changes in reimbursement and utilization for our dialysis care and separately reimbursed pharmaceuticals;

•	the influence of managed care organizations and healthcare reforms;

•	product liability risks;

•	risks relating to the completion of the integration of the RCG and other acquisitions and our dependence on de novo clinic development; and

•	general economic and other market conditions and currency exchange fluctuations.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and provide inpatient dialysis services, hemoperfusion therapeutic apheresis and other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $52.5 billion worldwide market with expected annual patient

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precedes the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. Recent changes in Medicare reimbursement for dialysis services are described below. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

For a discussion of the Medicare composite rate for reimbursement of dialysis treatments, see Item 4, Section B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F/A for the year ended December 31, 2005, and Part I, Item 2, “Overview” in our Quarterly Report on Form 6-K for the quarter ended March 31, 2006.

On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient hematocrit levels which makes it difficult to maintain a hematocrit level within a narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limits Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. We have implemented CMS’s new Epogen and Aranesp monitoring policy. The administration of EPO represented approximately 23% and 24% of total North America dialysis care revenue for the nine-month periods ending September 30, 2006 and September 30, 2005, respectively.

Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, these items are not included in our analysis of segment results but are discussed separately below in the discussion of our consolidated results of operations. The RCG acquisition was completed on March 31, 2006 and RCG’s operations are included in our results commencing April 1, 2006. For information regarding the anticipated effects of the RCG acquisition for the year ending December 31, 2006, see “Liquidity and Capital Resources – Outlook” below.

Results of Operations

The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

	For the three months ended September 30,		For the nine months ended September 30,
	(unaudited) (in millions)		(unaudited) (in millions)
	2006	2005	2006	2005
Total revenue
North America	$1,613	$1,169	$4,368	$3,384
International	638	562	1,824	1,655

Totals	2,251	1,731	6,192	5,039

Inter-segment revenue
North America	-	1	1	1
International	17	13	44	39

Totals	17	14	45	40

Total net revenue
North America	1,613	1,168	4,367	3,383
International	621	549	1,780	1,616

Totals	2,234	1,717	6,147	4,999

Amortization and depreciation
North America	51	36	137	104
International	29	26	83	78
Corporate	-	-	2	1

Totals	80	62	222	183

Operating income
North America	257	167	704	471
International	113	87	318	261
Corporate	(21)	(17)	(58)	(37)

Totals	349	237	964	695

Interest income	4	5	15	11
Interest expense	(104)	(47)	(270)	(138)
Income tax expense	(105)	(79)	(314)	(227)
Minority interest	(5)	-	(10)	(2)

Net Income	$139	$116	$385	$339

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Key Indicators for Consolidated Financial Statements

			Change in %
	Three months ended September 30, 2006	Three months ended September 30, 2005	as reported	at constant exchange rates

Number of treatments	6,251,385	5,050,365	24%
Same market treatment growth in %	3.5%	5.1%

Revenue in $ million	2,234	1,717	30%	29%
Gross profit as a % of revenue	33.6%	32.7%
Selling, general and administrative costs as a % of revenue	17.5%	18.1%
Net income in $ million	139	116	20%

The number of treatments in the third quarter of 2006 represents an increase of 24% over the same period in 2005. Same store treatment growth contributed 4%, the RCG acquisition, net of Federal Trade Commission (“FTC”) mandated divestitures of 105 clinics consisting of both the Company’s clinics (the “legacy clinics”) and former RCG clinics (together the “Divestitures”) contributed 20%, and additional growth of 1% came from other acquisitions. This was partially offset by the 1% effects of other sold or closed clinics.

At September 30, 2006, we owned, operated or managed 2,085 clinics compared to 1,668 clinics at September 30, 2005. During the third quarter of 2006, we acquired 3 clinics, opened 16 clinics and combined or closed 12 clinics. The number of patients treated in clinics that we own, operate or manage increased by 24% to 161,433 at September 30, 2006 from 130,370 at September 30, 2005. Average revenue per treatment for world-wide dialysis services increased to $273 from $247 as a result of increases in both the North America and International segments and the impact of the RCG Acquisition. Revenue per treatment was further impacted by the increase in North America segment treatments which have a significantly higher revenue per treatment as compared to the International segment. North America segment treatments in percentage of total treatments increased from 68% in the quarter ended September 30, 2005 to 72% in the quarter ended September 30, 2006. Net revenue increased for the quarter ended September 30, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.

Dialysis care revenue grew by 37% to $1,704 million (36% at constant exchange rates) in the third quarter of 2006 mainly due to the RCG Acquisition net of the Divestitures (25%), increased revenue per treatment (7%) and the growth in same market treatments (4%) combined with other acquisitions (1%).

Dialysis product revenue increased by 13% to $530 million (11% at constant exchange rates) in the same period mainly as a result of increased machine and hemodialysis disposables sales.

The increase in gross profit margin is primarily a result of higher treatment rates and treatment volumes in North America, the effects of the RCG acquisition net of the Divestitures and favorable operational performance in Latin America partially offset by higher personnel expenses in North America and growth in regions with lower gross margins. Depreciation and amortization expense for the third quarter of 2006 was $80 million compared to $62 million for the same period in 2005.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Selling, general and administrative (“SG&A”) costs increased from $310 million in the third quarter of 2005 to $391 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales decreased from 18.1% in the third quarter of 2005 to 17.5% in the same period of 2006. The percentage decrease is mainly due to economies of scales associated with growth in revenues, growth in regions with lower SG&A as a percentage of revenue partially offset by the consolidation of RCG whose SG&A margin was higher, expenses for patent litigation, the additional compensation expense incurred as a result of the adoption of the change for accounting for stock options, and higher personnel expenses in the North America. In 2005, SG&A costs were impacted by the one-time transformation costs for the change in the legal form of our Company.

Bad debt expense for the third quarter 2006 was $51 million compared to $37 million for 2005, increasing slightly to 2.3% of revenue for the three-month period ending September 30, 2006 as compared to 2.2% of sales for the same period in 2005.

Operating income increased from $237 million in the third quarter of 2005 to $349 million in 2006 mainly as a result of higher revenue per treatment rates, the RCG acquisition and the decrease in SG&A as a percentage of sales, partially offset by higher personnel costs in North America and one time RCG restructuring costs of $7 million. Included in operating income are corporate operating losses of $21 million in the quarter ended September 30, 2006 and $17 million for the same period of 2005. The increase in corporate losses is mainly the result of approximately $4 million due to the adoption of FAS123(R) in 2006 for stock compensation and increased expenses for patent litigation partially offset by lower costs for transformation. Operating income margin increased from 13.8% for the period ending September 30, 2005 to 15.6% for the same period in 2006. The restructuring charges and the increased compensation costs had a combined net impact of approximately 0.4%

Income tax expense increased from $79 million for the three-month period ending September 30, 2005 to $105 million for the same period in 2006 mainly due to increased earnings over the prior period and the effects of disallowed expenses from tax audits of prior years. The effective tax rate for the quarter ended September 30, 2006 was 42.3% compared to 40.3% during the same period in 2005. During the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. Some expenses reported during those years were disallowed resulting in the Company incurring additional tax expense during the third quarter 2006. Excluding this impact, the tax rate would have been approximately 39% for the three-month period ending September 30, 2006.

Interest expense increased 121% from $47 million for the second quarter in 2005 to $104 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition.

Minority interest increased by $5 million as a result of the consolidation of a number of entities in the RCG Acquisition that were not wholly owned.

Net income increased from $116 million in the three-month period ending September 30, 2005 to $139 million in the same period in 2006 despite the after-tax effects of the $2 million costs relating to the accounting change for stock options and the $4 million costs relating to the integration of the RCG Acquisition.

We employed 56,154 people as of September 30, 2006 compared to 47,521 as of December 31, 2005, an increase of 18.2% primarily due to the RCG Acquisition.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	Three months ended September 30, 2006	Three months ended September 30, 2005	Change in %

Number of treatments	4,498,590	3,430,832	31%
Same market treatment growth in %	1.8%	3.3%

Revenue in $ million	1,613	1,168	38%
Depreciation and amortization in $ million	51	36	41%
Operating income in $ million	257	167	54%
Operating income margin in %	15.9%	14.3%

Revenue

Treatments increased by 31% for the three-month period ending September 30, 2006 as compared to the same period in 2005 mainly due to the RCG acquisition (29%), same market growth (2%), and other acquisitions (1%) partially offset by sold or closed clinics (1%). At September 30, 2006, 116,868 patients (a 32% increase over the same period in the prior year) were being treated in the 1,542 clinics that we own or operate in the North America segment, compared to 88,813 patients treated in 1,154 clinics at September 30, 2005. The average revenue per treatment in the third quarter increased from $296 in 2005 to $321 during 2006. In the U.S., the average revenue per treatment increased from $299 for the third quarter 2005 to $324 in the third quarter 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare, the transfer of Medicare drug reimbursements for separately billable items into the composite rate and the effects of the RCG acquisition. The RCG acquisition contributed $1 revenue per treatment.

Net revenue for the North America segment for the third quarter 2006 increased as a result of increases in dialysis care revenue by 42% from $1,036 to $1,472 million and product sales revenue by 7% from $132 million to $141 million.

The 42% increase in dialysis care revenue was driven by a 31% increase as a result of the effects of the RCG acquisition net of the Divestitures, by same market treatment growth of 2% and 1% resulting from other acquisitions. In addition, revenue per treatment improved 8%. The administration of EPO represented approximately 23% and 24% of total North America dialysis care revenue for the three-month periods ending September 30, 2006 and September 30, 2005, respectively.

The product revenue increase was driven mostly by increased sales volume of machines and dialyzers.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Operating Income

Operating income increased by 54% from $167 million for the three-month period ended September 30, 2005 to $257 million for the same period in 2006 primarily due to increased revenue per treatment, the effects of the acquisition of RCG net of the Divestitures, increased treatments, and a higher volume of products sold partially offset by the one time effects of restructuring costs and higher personnel costs. Operating income margin increased from 14.3% for the third quarter in 2005 as compared to 15.9% for the same period in 2006. Operating income margin increased as a result of the effects of the RCG acquisition, increased treatment volume, increased revenue per treatment and increased product sales, partially offset by RCG integration costs and higher personnel expenses. Cost per treatment increased to $268 in 2006 from $254 in 2005.

International Segment

Key Indicators for International Segment

			Change in %
	Three months ended September 30, 2006	Three months ended September 30, 2005	as reported	at constant exchange rates

Number of treatments	1,752,795	1,619,803	8%
Same market treatment growth in %	7.1%	9.4%

Revenue in $ million	621	549	13%	11%
Depreciation and amortization in $ million	29	26	11%
Operating income in $ million	113	87	30%
Operating income margin in %	18.2%	15.9%

Revenue

Treatments increased by 8% for the three-month period ending September 30, 2006 over the same period in 2005 mainly due to same market growth (7%) and acquisitions (3%) partially offset by sold or closed clinics (2%). As of September 30, 2006, 44,565 patients (a 7% increase over the same period in the prior year) were being treated at 543 clinics that we own, operate or manage in the International segment compared to 41,557 patients treated at 514 clinics at September 30, 2005. The average revenue per treatment increased to $132 ($131 at constant exchange rates) from $130 due to increased reimbursement rates and the strengthening of local currencies against the U.S. dollar.

The increase in net revenues for the International segment for the three-month period ending September 30, 2006 over the same period in 2005 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 1% offset by 1% for closed or sold clinics. Organic growth during the period was 11% at constant exchange rates.

Including the effects of the acquisitions, European region revenue increased 13% (10% at constant exchange rates), Latin America region revenue increased 21% (20% at constant exchange rates), and Asia Pacific region revenue increased 7% (6% at constant exchange rates).

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Total dialysis care revenue for the International segment increased during the third quarter of 2006 by 10% (9% at constant exchange rates) to $232 million in 2006 from $210 million in the same period of 2005. This increase is a result of organic growth of 7%, a 1% increase in contributions from acquisitions, 3% as a result of an increase in revenue per treatment and by approximately 1% due to exchange rate fluctuations partially offset by approximately 2% due to closed or sold clinics.

Total dialysis product revenue for the third quarter of 2006 increased by 15% (12% at constant exchange rates) to $389 million.

Operating Income

Our operating income increased by 30% to $113 million primarily as a result of an increase in treatment volume and in volume of products sold. Operating margin increased from 15.9% to 18.2%. The main causes for the margin increase were the strong product sales in all regions and operating improvements in key countries in Europe and in Latin America and favorable currency development of local currency in the Asia Pacific region.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Key Indicators for Consolidated Financial Statements

			Change in %
	Nine months ended September 30, 2006	Nine months ended September 30, 2005	as reported	at constant exchange rates

Number of treatments	17,433,465	14,663,009	19%
Same market treatment growth in %	4.1%	4.8%

Revenue in $ million	6,147	4,999	23%	23%
Gross profit as a % of revenue	33.5%	32.5%
Selling, general and administrative costs as a % of revenue	17.8%	17.8%
Net income in $ million	385	339	13%

In the nine months ended September 30, 2006, we provided 17,433,465 million treatments. This represents an increase of 19% over the same period in 2005. The RCG acquisition, net of the Divestitures contributed approximately 14%. Same market treatment growth was approximately 4% with additional growth of 2% from other acquisitions reduced by approximately 1% due to closed or sold clinics. During the first nine months of 2006, we acquired 372 clinics including the clinics acquired from RCG net of the Divestitures, opened 57 clinics and closed or sold 24 clinics, not including the Divestitures. Average revenue per treatment for world-wide dialysis services increased from $246 to $265 mainly due to worldwide improved reimbursement rates and the acquisition of RCG.

Net revenue increased by 23% (23% at constant rates) for the nine months ended September 30, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the effects of the acquisition of RCG net of the Divestitures.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Dialysis care revenue grew by 28% to $4,628 million (28% at constant exchange rates) in the first nine months of 2006 mainly due to the RCG acquisition net of the Divestitures (18%), growth in same market treatments (4%), higher revenue rates (5%), and other acquisitions (1%). Dialysis product revenue increased by 9% to $1,519 million (10% at constant exchange rates) in the same period.

Gross profit margin improved to 33.5% in the nine months ended September 30, 2006 from 32.5% for 2005. The increase is primarily a result of the effects of the RCG acquisition net of the Divestitures, higher treatment rates in North America, sales growth in Europe and favorable operational performance in Latin America partially offset by higher personnel expenses in North America and growth in regions with low gross profit margins. Depreciation and amortization expense for the period ended September 30, 2006 was $222 million compared to $183 million for the same period in 2005.

Selling, general and administrative costs increased from $892 million in the first nine months of 2005 to $1,097 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales were 17.8% in the nine months ended September 30, 2005 and remained 17.8% in the same period of 2006. The increase in compensation cost as a result of adoption of FAS123(R) in 2006, cost of restructuring of RCG, higher personnel expenses in North America, and increased costs due to patent litigation were offset by economies of scales associated with growth in revenues and growth in regions with lower SG&A as a percentage of sales. In 2005, SG&A costs were positively impacted by the one-time compensation received for cancellation of distribution contract in Japan.

Bad debt expense for the first nine months in 2006 was $129 million compared to $102 million in 2005, increasing to 2.1% of revenue for the nine-month period ending September 30, 2006 as compared to 2.0% of sales for the same period in 2005.

Operating income increased from $695 million in the first nine months of 2005 to $964 million in the first nine months of 2006. Operating income margin increased from 13.9% for the period ending September 30, 2005 to 15.7% for the same period in 2006. The gain on sale of legacy clinics contributed $40 million (0.7%) which was partially offset by the charges for RCG restructuring, the cost of transformation of the Company’s legal form and the additional compensation costs incurred as a result of adopting FAS123(R) in 2006. Included in operating income are corporate operating losses of $58 million in the nine months ended September 30, 2006 compared to $37 million for the same period of 2005. This increase in operating losses includes approximately $10 million due to the adoption of FAS123(R) in 2006 for stock compensation, approximately $2 million in transformation costs and increased costs for patent litigation.

Interest expense increased (96%) from $138 million for the nine-month period ending September 30, 2005 to $270 million for the same period in 2006 mainly as a result of increased debt due to the RCG acquisition and the write off of unamortized fees approximating $15 million related to our 2003 Credit Agreement which was replaced by the 2006 Credit Agreement in conjunction with the acquisition of RCG.

Income taxes increased to $314 million for the first nine months in 2006 from $227 million for the same period in 2005 mainly as a result of increased earnings and the tax on the gain of the divested legacy clinics. The effective tax rate for the nine months ended September 30, 2006 was 44.3% compared to 40.0% during the same period in 2005. As a result of the differences of book and tax basis for the divested legacy clinics, we recorded a book gain of approximately $40 million while recording a tax expense of approximately $44 million on the transaction. This resulted in an increase of the effective tax

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

rate of approximately 4.0% for the nine-month period ending September 30, 2006. In addition, during the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. Some expenses reported during those years were disallowed resulting in the Company incurring additional tax expense during the third quarter 2006. This resulted in a minimal impact on the effective tax rate for the nine-month period ending September 30, 2006.

Net income for the period was $385 million compared to $339 million in 2005 despite the after tax effects of the $7 million costs relating to the accounting change for stock options, the $6 million costs relating to the integration of the RCG acquisition, the $1 million costs related to the transformation and the $9 million write off of fees related to our 2003 credit agreement and the $4 million net loss on the sale of the legacy clinics.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Change in %

Number of treatments	12,337,114	10,036,101	23%
Same market treatment growth in %	2.0%	3.5%

Revenue in $ million	4,367	3,383	29%
Depreciation and amortization in $ million	137	104	31%
Operating income in $ million	704	471	50%
Operating income margin in %	16.1%	13.9%

Revenue

Treatments increased by 23% for the nine-month period ending September 30, 2006 as compared to the same period in 2005 mainly due to the RCG acquisition (20%), same market growth (2%), and other acquisitions (1%). The North America segment’s average revenue per treatment increased from $293 in 2005 to $315 in 2006. In the U.S., average revenue per treatment increased from $295 for the first nine months of 2005 to $318 in the first nine months of 2006.

Net revenue for the North America segment for the first nine months of 2006 increased by 29% because dialysis care revenue increased by 32% from $3,005 million to $3,959 million and products sales increased by 8% to 408 million.

Dialysis care revenue in the nine-month period ending September 30, 2006 increased by 32%, driven by 22% as a result of the effects of the RCG acquisition combined with favorable treatment volume and dialysis treatment rates that resulted in organic revenue growth of 9% and the impact of other acquisitions of 1%. For the first nine months of 2006, the administration of EPO represented approximately 23% of total North America Dialysis Care revenue as compared to 24% in the prior year.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

The Product revenue increase was driven mostly by increased sales volume of machines and dialyzers.

Operating income

Operating income increased by 50% from $471 million for the first nine months of 2005 to $704 million for the same period in 2006 due to increased treatments and a higher volume of products sold. Operating margin increased from 13.9% for the first nine months of 2005 to 16.1% for the same period in 2006 mostly as a result of the effects of the RCG acquisition net of Divestitures, increased treatment volume, improvement in revenue rates and increased product sales partially offset by higher personnel expenses. Cost per treatment increased from $253 in 2005 to $265 in 2006.

International Segment

Key Indicators for International Segment

			Change in %
	Nine months ended September 30, 2006	Nine months ended September 30, 2005	as reported	at constant exchange rates

Number of treatments	5,096,351	4,626,908	10%
Same market treatment growth in %	8.4%	7.8%

Revenue in $ million	1,780	1,616	10%	11%
Depreciation and amortization in $ million	83	78	7%
Operating income in $ million	318	261	22%
Operating income margin in %	17.8%	16.2%

Revenue

Treatments increased by 10% for the nine-month period ending September 30, 2006 over the same period in 2005 mainly due to same market growth (8%) and acquisitions (3%) partially offset by sold or closed clinics (1%). In the first nine months of 2006, the average revenue per treatment remained unchanged at $131 (increased to $133 at constant exchange rates) compared to the same period in 2005 primarily due to the strengthening of the U.S. dollar against local currencies.

The 10% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. The increase was due to organic growth during the period of 11% at constant exchange rates with a 1% increase due to acquisitions offset by 1% due to closed or sold clinics and 1% due to currency fluctuations.

Total dialysis care revenue increased during the first nine months of 2006 by 11% (12% at constant exchange rates) to $669 million in 2006 from $605 million in the same period of 2005. This increase is primarily a result of organic growth of 11% and a 2% increase in contributions from acquisitions, partially offset by 2% due to exchange rate fluctuations.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Total dialysis product revenue for the first nine months of 2006 increased by 10% (11% at constant exchange rates) to $1,111 million.

Including the effects of acquisitions, European region revenue increased 8% (10% at constant exchange rates), Latin America region revenue increased 23% (19% at constant exchange rates), and Asia Pacific region revenue increased 10% (11% decrease at constant exchange rates).

Operating income

Operating income in the International Segment increased from $261 million in the first nine months of 2005 to $318 million for the same period in 2006 primarily as a result of an increase in treatment volume and in volume of products sold. The operating margin increased from 16.2% in the first nine months of 2005 to 17.8% for the same period in 2006. The main causes for the margin increase were improvements in our operations in Latin America and Asia Pacific, the collections on previously written off receivables, and lower bad debt expense partially offset by income associated with the cancellation of a distribution agreement and patent litigation settlement in 2005. In addition, restructuring costs in Japan negatively impacted the nine-month period ending September 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005 Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At September 30, 2006, our working capital was $894 million; cash and cash equivalents $128 million; and our ratio of current assets to current liabilities was 1.4.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended September 30, 2006, approximately 38% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

The accounts receivable balance at September 30, 2006 and December 31 2005, net of valuation allowances, represented approximately 76 and 82 days of net revenue, respectively. This favorable

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.

Development of Days Sales Outstanding
	September 30, 2006	December 31, 2005

North America	58	63
International	122	120

Total	76	82

2006 Credit Agreement

We are party to a $4.6 billion syndicated credit facility (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) that closed on March 31, 2006 and replaced the existing credit facility (the “2003 Credit Agreement”). The new credit facility consists of:

•	a 5-year $1 billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing lines in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $1 billion) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Loan A”) of $1.85 billion also scheduled to mature on March 31, 2011. The 2006 Credit Agreement requires 20 quarterly payments of $30 million each that permanently reduce the term loan facility and that began on June 30, 2006 and continues through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1.75 billion scheduled to mature on March 31, 2013. The terms of the 2006 Credit Agreement require 28 quarterly payments that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 though 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013 subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.

Interest on the new credit facilities will be at our option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.

The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $0.03 billion cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility and the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity securities and excess cash flow.

The 2006 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a dividend restriction which is $240 million for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of $154 million in May of 2006 which was in compliance with the restrictions set forth in the 2006 Credit Agreement. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of September 30, 2006, the Company is in compliance with all financial covenants under the 2006 Credit Agreement.

In conjunction with the 2006 credit facilities and the related variable rate based interest payments, we entered into interest rate swaps in the notional amount of $2.465 billion. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR-based interest payments into fixed rate based interest payments which fix the interest rate on $2.465 billion of the forecasted financing under the new senior credit facilities at 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.

We incurred fees of approximately $86 million in conjunction with the 2006 Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $15 million in unamortized fees related to our 2003 Credit Agreement at March 31, 2006.

Other

We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term.

All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all other indebtedness of the borrower or to which a borrower is a guarantor.

Liquidity is also provided from short-term borrowings of up to $650 million generated by selling interests in our accounts receivable (“A/R Facility”) which is available to us through October 18, 2007 and which is typically renewed annually subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/R Facility for our financial needs.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Additional long-term financing has been provided through our borrowings under the European Investment Bank (“EIB”) Agreements which were entered into on July 13, 2005 with the revolving portion terminating on July 12, 2013 and the term portion terminating on September 13, 2013. On June 15, 2006, the Company borrowed $116 million (€90 million) from the revolving credit line. The loan bears variable interest rates that change quarterly with FMC-AG KGaA having options to convert into fixed rates. The loan is secured by a bank guarantee and has customary covenants.

We also issued euro denominated notes (“Euro Notes”) on July 27, 2005 that provide long-term working capital through their maturity on July 27, 2009.

We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.

From time to time, we have also issued long-term securities (“Trust Preferred Securities”) which require the payment of fixed annual distributions to the holders of the securities. The current outstanding Trust Preferred Securities are mandatorily redeemable in 2008 and 2011.

Our 2006 Credit Agreement, EIB agreements, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $240 million in 2007, dividends paid in 2006 were $154 million) and make other restricted payments or create liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2006, exclusive of the RCG acquisition).

The breach of any of the covenants could result in a default under the 2006 Credit Agreement, the European Investment Bank Agreements, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2006 Credit Agreement becomes due at the option of the Lenders. As of September 30, 2006, we are in compliance with all financial covenants under the 2006 Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Financial Information – Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2005) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

In conjunction with a disputed tax assessment in Germany, in the fourth quarter 2005 we made a $78 million payment related to the tax audit for 1996 and 1997 to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment. Separately, during the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. This resulted in the Company incurring additional tax expense during the third quarter 2006 but had a minimal impact on the effective tax rate for the nine-month period ending September 30, 2006. The US Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We plan to contest the IRS’s disallowance of FMCH’s civil settlement payment deductions and pursue recovery through IRS appeals and if necessary in the Federal courts of the tax and interest payment associated with such disallowance. An adverse determination in this litigation could have a material adverse effect on our financial condition and results of operations.

We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Analysis of Cash Flow

Operations

We generated cash from operating activities of $465 million in the first nine months of 2006 and $470 million in the comparable period in 2005, a decrease of approximately 1% from the prior year. Cash flows were primarily generated by an increase in net income and improved accounts receivable collections. Cash flows were positively impacted principally by a reduction of days sales outstanding and a $41 million tax payment made in 2005 in the US. These effects were mostly offset by tax payments of $99 million for tax audit adjustments related to the Company’s 2000 and 2001 US tax filings, $45 million related to the divestiture of legacy clinics, $90 million for the divestiture of the RCG clinics as well as payments of $24 million related to the RCG acquisition and payments for increased interest costs for the increased debt related to the RCG acquisition partially offset by $60 million of tax receivable from the RCG stock option program. Cash flows were used mainly for investing (capital expenditures and acquisitions), and to pay down debt.

Investing

Cash used in investing activities increased from $248 million in the first nine months of 2005 to $3,955 million in the first nine months of 2006 mainly because of the payments for the acquisition of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

RCG of $4,145 million partially offset by the cash receipts of $507 million related to the divestiture of the 105 clinics. Additionally, in the period ending September 30, 2006, we paid approximately $44 million cash ($36 million in the North America segment and $8 million in the International segment) for other acquisitions consisting primarily of dialysis clinics. In the same period in 2005, we paid approximately $86 million ($64 million for the North American segment and $22 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

Capital expenditures for property, plant and equipment net of disposals were $273 million in the period ending September 30, 2006 and $162 million in same period in 2005. In the first nine months of 2006, capital expenditures were $191 million in the North America segment, including approximately $50 million attributable to the acquired RCG operation, and $82 million for the International segment. In 2005, capital expenditures were $88 million in the North America segment and $74 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, the capitalization of machines provided to our customers, primarily in Europe, and the maintenance and expansion of production facilities primarily in North America, Germany and France. Capital expenditures were approximately 4% of total revenue.

Financing

Net cash provided by financing was $3,512 million for the first nine months of 2006 compared to cash used in financing of $198 million for the first nine months of 2005 mainly due to the $4,145 million required for the RCG acquisition less the $507 million proceeds from the divestiture of the 105 clinics. Dividends in the amount of $154 million relating to 2005 were paid in the second quarter of 2006 compared to a similar payment of $137 million made in the second quarter of 2005 for 2004. Our external financing needs increased mainly due to the RCG acquisition and were partially offset by cash generated from operations. In addition, the conversion premium paid in connection with the conversion of preference shares to ordinary shares generated approximately $307 million cash. Cash on hand was $128 million at September 30, 2006 compared to $80 million at September 30, 2005.

Subsequent Events

On October 12, 2006, the Company announced that it has signed a definitive agreement to acquire the worldwide rights to the phosphate binder product line and its related assets (PhosLo) of Nabi Biopharmaceuticals. PhosLo is a calcium acetate phosphate binder for oral application in end-stage renal disease patients that has total product line revenues in the U.S. of approximately $40 million. The total consideration paid in the transaction will be $65 million cash at closing, royalties on a new potential product formulation plus milestone payments. The milestone payments consist of $10 million expected to be paid in 2007 and $10 million to be paid over the next two to three years, contingent upon the achievement of certain performance criteria. The transaction is subject to customary closing conditions including the expiration of the applicable waiting period under the Hart Scott Rodino Antitrust Improvement Act. The Company anticipates closing this transaction in the fourth quarter of 2006.

Outlook

Acquisition and Divestitures

We believe the RCG acquisition and the related divestitures will be earnings neutral to slightly accretive in 2006 after excluding the transaction related expenses and accretive from 2007 onward.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

The following is a statistical indicator for our operations at September 30, 2006 after giving effect to the RCG acquisition as if the RCG acquisition and related divestitures had occurred on January 1, 2006:

Treatments

For the period ended September 30, 2006 we delivered approximately 17.43 million dialysis treatments worldwide, which represents an increase of 19% year over year. North America accounted for 12.34 million treatments, an increase of 23%, and the International segment delivered 5.10 million treatments, an increase of 10% over last year. Giving effect to the RCG Acquisition and related divestitures as if they had occurred at January 1, 2006, we delivered approximately 18.42 million dialysis treatments worldwide, including 13.32 million dialysis treatments in North America.

Net Income

For purposes of providing an outlook on net income, we consider our results excluding the costs related to the RCG acquisition, such as restructuring costs, in-process R&D, the write-off of non-amortized prepaid financing fees, and excluding the additional costs related to the change of accounting for stock options (FAS 123(R)). We expect net income for 2006 calculated on this basis to be at least 18% higher, up from the 15% we previously disclosed, than net income of $472 million in 2005 after excluding one time costs related to our transformation of legal form and costs associated with the settlement of shareholder lawsuits. We believe that providing such financial information that excludes the effects of these costs will better facilitate the comparability of our results for this year. Our presentation of net income excluding these costs should not be viewed as a substitute for actual net income in accordance with US-GAAP or a pro forma net income determined in accordance with the rules of the SEC for preparation of pro forma financial information. For pro forma financial information showing the effects of the RCG acquisition and related divestitures on our results of operations, see Note 3 to our Consolidated Financial Statements included in this report.

The following table sets forth a reconciliation between our expected Net Income for 2006 and our actual Net Income for 2005 and our expected or actual Net Income for such years as adjusted for the foregoing expenses.

(Amounts in millions)	For year ending December 31,
	2006	2005
Net Income (estimated for 2006, actual for 2005) at least	513	455

Add back after tax effects of:
Transformation and settlement costs	1	17
Restructuring costs and in-process R&D	19
Change in stock option compensation expense (FAS 123(R))	11
Write off of unamortized prepaid financing fees	9
Impact of FTC mandated clinic divesture	4

Outlook Net Income after add backs at least	557	472

% change over 2005 at least	18%

Investing

During 2006, we plan to make acquisitions excluding the Acquisition of RCG noted above, and capital expenditures, both together, in the range of $550 million including the acquisitions and capital expenditures made during the period ending September 30, 2006.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,186 million, 19.3% of sales, for the period ending September 30, 2006. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F/A for the year ended December 31, 2005. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

(000’s)	For the nine months ended September 30,
	2006	2005

Total EBITDA	$1,185,682	$878,363
Settlement of shareholder proceedings	(880)	-
Interest expense (net of interest income)	(255,070)	(126,761)
Income tax expense, net	(314,401)	(227,156)
Change in deferred taxes, net	19,324	25,437
Changes in operating assets and liabilities	(115,295)	(81,489)
Tax payments related to divestitures and acquisitsions	(74,605)	-
Compensation Expense	11,617	1,108
Other items, net	8,619	488

Net cash provided by operating activities	$464,991	$469,990

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In September 2006, the FASB also issued FASB Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit plans as an asset or liability in our 2006 year-end balance sheet, with changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost recognized through comprehensive income in the year in which they occur. FAS 158 also requires us to measure the funded status of our Plans as of our year-end balance sheet date no later than 2008. We do not expect the impact of the change in measurement date to have a material impact on our financial statements.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2006 and 2005 – (Continued)

In June, 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 Accounting for Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one of the following:

a)	An increase in a liability for income taxes payable or a reduction of an income tax refund receivable;

b)	A reduction in a deferred tax asset or an increase in a deferred tax liability; or

c)	Both (a) and (b).

An enterprise that presents a classified statement of financial position should classify a liability for unrecognized tax benefits as current to the extent that the enterprise anticipates making a payment within one year or the operating cycle, if longer. An income tax liability should not be classified as a deferred tax liability unless it results from a taxable temporary difference (that is, a difference between the tax basis of an asset or a liability as calculated using this Interpretation and its reported amount in the statement of financial position). FIN 48 does not change the classification requirements for deferred taxes.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by FIN 48.

FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the potential impact of FIN 48, if any, on the Company’s consolidated financial statements.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the period ended September 30, 2006, no material changes occurred to the information presented in Item 11 of the Company’s Form 20-F/A annual report for the year ended December 31, 2005. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F /A annual report for the year ended December 31, 2005.

PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II

OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Commercial Litigation

We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. On July 17,

PART II

OTHER INFORMATION – (Continued)

2006, the court entered judgement in our favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

Other Litigation and Potential Exposures

RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the sale of RCG to FMCH and in connection with improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against the former officers and directors and does not state a claim for money damages directly against RCG. We anticipate that the individual defendants may seek to claim indemnification from RCG. We are unable at this time to assess the merits of any such claim for indemnification.

FMCH and its subsidiaries, including RCG prior to the Company’s acquisition of RCG, received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.

FMCH and its subsidiaries, including RCG prior to the Company’s acquisition of RCG, have received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program. We are cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of

PART II

OTHER INFORMATION – (Continued)

medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

PART II

OTHER INFORMATION – (Continued)

ITEM 6. EXHIBITS

Exhibit No.	Item

31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 6, 2006

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

Name: Dr. Ben J. Lipps

Title: Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ LAWRENCE A. ROSEN

Name: Lawrence A. Rosen

Title: Chief Financial Officer of the General Partner

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ben J. Lipps, certify that:

1.	I have reviewed this report on Form 6-K of Fresenius Medical Care AG & Co. KGaA (the “Report”).

2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

d)	disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November	6, 2006

/s/ Dr, Ben J. Lipps
Dr. Ben J. Lipps
Chief Executive Officer and

Chairman of the Management Board of the General Partner

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence Rosen, certify that:

1.	I have reviewed this report on Form 6-K of Fresenius Medical Care AG & Co. KGaA (the “Report”);

2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

d)	disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November	6, 2006

/s/ Lawrence A. Rosen
Lawrence A. Rosen
Chief Financial Officer of the General Partner

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Fresenius Medical Care AG & Co. KGaA (the “Company”) on Form 6-K filed for the month of November 2006 containing its unaudited financial statements as of and for the three- and nine-month periods ending September 30, 2006 & 2005, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Dr. Ben Lipps, Chief Executive Officer and Lawrence Rosen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dr. Ben Lipps
Dr. Ben J. Lipps
Chief Executive Officer and Chairman of the Management Board of the General Partner

November 6, 2006

/s/ Lawrence Rosen
Lawrence A. Rosen
Chief Financial Officer of the General Partner

November 6, 2006